

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

September 9, 2015

Via E-mail
Mr. Thomas Rajan
Chief Financial Officer
Rex Energy Corporation
366 Walker Drive
State College, Pennsylvania  16801

> Re: **Rex Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-33610**

Dear Mr. Rajan:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Properties, page 31

Estimated Proved Reserves, page 33

Proved Undeveloped Reserves, page 34

1.  We note your disclosures indicating that expenditures for development of proved undeveloped reserves (PUDs) during 2015 are expected to be significantly less than previously reported, and for subsequent years, significantly more.  Please expand your disclosure to clarify the extent to which development plans for years after 2015 are based on assumptions that commodity prices will increase from the current levels, and quantify the reasonably likely material effects on your development plans, proved reserves, and property impairment testing if the assumed price increases do not occur.

The guidance in Item 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K requires you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. Guidance in SEC Release 33-8350 clarifies that quantified disclosure regarding the material effects of known material trends and uncertainties should be provided if quantitative information is reasonably available.

Given the importance that commodity price assumptions have in any reserve estimate following the guidance in Rule 4-10(a) of Regulation S-X, we believe that the reasonably likely effects of changes in commodity prices would be quantified to comply with the aforementioned guidance. Therefore, if you have proved undeveloped reserves that are reasonably likely to remain undeveloped if commodity prices do not improve, you should quantify the implications for your development plans, disclosed reserves and accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources